Exhibit 99.70

Torex Gold Welcomes Lee Hodgkinson to Its Board of Directors

Toronto, Ontario—(Newsfile Corp. - October 20, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) is pleased to announce the addition of Lee Hodgkinson to its Board of Directors (“the Board”) effective November 1, 2026. With the recent departure of Rodrigo Sandoval due to his appointment as Chief Financial Officer of Fresnillo plc in September, the Board will continue to be comprised of eight directors, seven of whom are independent directors.

Rick Howes, Chair of the Board, stated:

“We are very pleased to welcome Lee to the Torex Board of Directors, and look forward to benefiting from his insights, leadership, and deep financial expertise in the mining sector. Lee brings more than three decades of experience advising boards and executive teams at some of Canada’s leading mining companies on financial reporting, corporate strategy, capital allocation, governance, risk management, M&A and sustainability. His extensive background as KPMG’s Global Mining Leader, combined with his recognized expertise in financial and auditing issues, will provide tremendous value as we continue to execute on our growth strategy and deliver meaningful and lasting value for our shareholders.

“As we welcome Lee to Torex, I would also like to sincerely thank Rodrigo Sandoval for his outstanding service and leadership over the past four years. As a member of our Board and Chair of the Audit Committee, Rodrigo provided thoughtful guidance, strong financial oversight, and valuable insights that contributed to Torex’s success during a period of significant growth and transformation. On behalf of the Board, I thank Rodrigo for his many contributions and wish him every success in his new role.”

Mr. Hodgkinson currently serves on the Board of Discovery Mining Ltd. where he is Chair of the Audit Committee. He brings more than 30 years of experience in public accounting and auditing specializing in the mining industry, having served as the leader of KPMG LLP’s National Mining Practice in Canada for more than 20 years, and as Global Mining Leader for 10 years.

Mr. Hodgkinson holds the Institute of Corporate Directors designation (ICD.D) from the Rotman School of Management, is a Fellow Chartered Professional Accountant (FCPA) and Fellow Chartered Accountant (FCA) in Ontario, and holds a Bachelor of Accounting and Financial Analysis degree from Newcastle University.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, silver, and copper from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and a portfolio of early-stage exploration projects, including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon Summit project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Andrew Snowden

President and CEO

Direct: (647) 260-1505

andrew.snowden@torexgold.com

Shaun Silveira

Senior Vice President, Corporate Development & Investor Relations

Direct: (289) 514-9813

shaun.silveira@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur. Forward-Looking Information includes, but is not limited to, statements concerning the anticipated Board changes and timing thereof. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s annual information form (“AIF”) for the year ended December 31, 2025 and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025. Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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https://www.newsfilecorp.com/release/319746